

November 7, 2013

Via E-mail
Eva G. Tang
Chief Financial Officer, Treasurer and Corporate Secretary
American States Water Company
Golden State Water Company
630 E. Foothill Boulevard, San Dimas, CA 91773-1212

> **Re: American States Water Company**
> **Golden State Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File Nos. 1-14431 and 1-12008**

Dear Ms. Tang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Signatures, page 123

1.   It appears no one signed the report on behalf of the registrant in the capacity of principal accounting officer of GSWC. Please confirm that Ms. Tang or someone else signed the report on behalf of the registrant in their capacity of principal accounting officer of GSWC and revise future filings to include each capacity in which each person signs the report. Refer to General Instruction D to Form 10-K.

Note 5 – Military Privatization, page 89

2.   Please help us understand the nature and terms of the capital investment in water and/or wastewater system assets that you make at the time of execution of applicable 50-year service contracts at the military bases. Tell us how you account for the capital

investment/assets acquired and the basis in GAAP for your accounting. Additionally, we note your disclosure that the purchase price obligation for the assets acquired at the time of execution of the contracts is offset by a receivable from the U.S. government in the same amount, therefore not impacting your financial position. Please refer to ASC 210-20 and tell us how you concluded the right of offset exists for these obligations and receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief